

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

Via E-mail
Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

Re: Lear Corporation
Preliminary Proxy Statement filed by Marcato Capital Management et al.
Filed March 8, 2013
File No. 001-11311

Dear Mr. Marell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. Please revise to include a background discussion of the contacts between Marcato and Oskie and between the participants and the company during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

2. We note that this filing refers to the company's proxy statement for certain information. We presume that you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If you determine to disseminate your proxy statement prior to the distribution of the company's

proxy statement, you must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to your intent in this regard.

Letter to Stockholders

3. We note your statement that "despite these improvements, the Company is being undervalued by the marketplace" and that "[t]his is a reflection, among other things of what [you] believe to be poor capital allocation decisions that are reducing the Company's returns on invested capital and obscuring the benefits of the Company's operational progress for Stockholders." Please disclose, in an appropriate place in your proxy statement, the basis for such beliefs.

Questions and Answers Relating To This Proxy Solicitation, page 9

Who are the Nominees, page 10

4. Please revise to disclose the date that Richard T. McGuire III founded Marcato Capital Management LLC and the dates he has served as a Managing Member of Marcato Capital Management LLC. Also revise to disclose the date that David Markowitz founded Oskie Capital Management, LLC and the dates he has served as a portfolio manager for Oskie Capital Management, LLC and as a director for RoadOne Intermodal Logistics. In addition, please revise to disclose the dates he worked at the U.S. Department of the Treasury and any other position that Mr. Markowitz has held during the past five years. Similarly, please revise to disclose the date that Enrico Digirolamo became Senior Vice President of Allstate Insurance.

Agreements between the Marcato-Oskie Group and the Nominees, page 19

5. We note that your disclosure regarding the Marcato-Oskie Group agreement is "qualified by reference to the full text of the Agreement, which is attached to the Marcato-Oskie Group Schedule 13D as Exhibit C thereto and hereby incorporated by reference." Please revise to remove the qualification or attach the exhibit to the proxy statement. Alternatively, tell us why this is not necessary. Refer to Note D to Schedule 14A.

Solicitation of Proxies, page 24

6. In your next amendment, please revise to fill in the costs of the solicitation incurred to date.

<u>Annex A</u>

<u>Persons Making the Solicitation and Other Participants, page A-1</u>

7. Please revise to disclose the business address for Enrico Digirolamo pursuant to Item 5(b)(1)(i) of Schedule 14A.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require for an informed decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Sonia Bednarowski, Attorney-Adviser, at (202) 551-3666 or me at (202) 551-3411 with any other questions.

                    Sincerely,

                    /s/ Peggy Kim

                    Peggy Kim
                    Special Counsel
                    Office of Mergers & Acquisitions